JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

September 16, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”), on behalf of the

JPMorgan Macro Opportunities Fund (the “Fund”)

File No. 811-23117 and 333-208312

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on September 8, 2020 in connection with Post-Effective Amendment No. 113 under the Securities Act of 1933 (the “Securities Act”) (Amendment No. 114 under the Investment Company Act of 1940, as amended (the “Investment Company Act”)) to the Registration Statement on Form N-1A of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act on July 30, 2020 with respect to the Class R6 Shares of the Fund. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

Comment 1: The “What are the Fund’s main investment strategies? – Investment Process” section of the prospectus refers to how the “adviser’s dedicated global macro investment team collaborates with its multi-asset strategists, economists and research analysts to arrive at a set of macro themes to provide an efficient framework for focusing research and the basis for positioning the Fund.” Please include in the disclosure some examples of “macro themes.”

Response: The Trust respectfully notes that the “What are the Fund’s main investment strategies? –Investment Process” section currently contains a concise description of what is meant by “macro themes.” Specifically, the disclosure states that “[m]acro themes capture trends and changes in the global environment that might be cyclical or structural in nature.” The Fund will consider adding additional disclosure to provide some examples of macro themes in its next annual update.

Comment 2: The “More About the Fund – Additional Information about the Fund’s Investment Strategies” section of the prospectus indicates that the Fund may invest in non-affiliated ETFs and notes the percentage limitations with respect to the Fund’s investment in non-affiliated ETFs. The disclosure also states that “ETFs that are not structured as investment companies as defined in the Investment Company Act are not subject to these percentage limitations.” Please amend this disclosure to clarify what is meant by “ETFs that are not structured as investment companies.”

Response: The above-referenced disclosure refers to other types of exchange-traded products that are not registered under the Investment Company Act, such as exchange-traded commodity funds. As this filing only relates to the registration of the Fund’s new Class R6 Shares, the Fund will consider adding appropriate clarifying language in its next annual update.

Comment 3: Please disclose the required minimum investment amount in the “Investing with J.P. Morgan Funds – Minimum Account Balance” section of the prospectus.

Response: The required minimum investment amount is included in the chart in the “Investing with J.P. Morgan Funds – Choosing a Share Class” section of the prospectus along with a footnote referencing the “Minimum Account Balance” section for more information. Therefore, the Trust respectfully disagrees that the additional information is also required in the “Minimum Account Balance” section.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

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